

MAN INVESTMENTS INC.
(SEC I.D. No. 8-32575)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document



**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Management of Man Investments Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Man Investments Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte & Touche LLP*

March 1, 2021

We have served as the Company's auditor since 2014.

# Man Investments Inc.
## Statement of Financial Condition
## December 31, 2020

### Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 17,965,389 |
| Other receivables due from affiliates | | 27,376,743 |
| Deferred tax asset | | 4,386,161 |
| Prepaid expenses | | 4,290,673 |
| Fees receivable from affiliates | | 78,616 |
| Dividends receivable | | 45 |
| Total assets | $ | 54,097,627 |

### Liabilities and Stockholder's Equity

| | | |
|---|---|---:|
| Accrued expenses and other payables | $ | 392,803 |
| Due to affiliates | | 72,606 |
| Payable to broker-dealers | | 455,754 |
| State taxes payable to affiliate | | 17,682 |
| Total liabilities | $ | 938,845 |
| | | |
| Common stock, $1 par value; 10,000 shares authorized | | |
| and 3,600 issued and outstanding | | 3,600 |
| Additional paid-in capital | | 47,599,353 |
| Retained earnings | | 5,555,829 |
| Total stockholder's equity | | 53,158,782 |
| Total liabilities and stockholder's equity | $ | 54,097,627 |

The accompanying notes are an integral part of the statement of financial condition.

# Man Investments Inc.
## Notes to the Statement of Financial Condition
### December 31, 2020

1. **Organization and Description of Business**

   Man Investments Inc. (the "Company") is a wholly owned subsidiary of Man Investments Holdings Inc. (the "Parent") which, in turn, is wholly owned by Man Investments USA Holdings Inc. ("MIUHI"). MIUHI is ultimately a wholly owned subsidiary of Man Group plc ("Man Group"), a Jersey public limited company, thus the Company, too, is an indirect wholly owned subsidiary of Man Group.

   The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's activities are limited to selling mutual funds on an application way basis only or through a clearing firm, selling tax shelters or limited partnerships in primary distributions, and private placements of securities, all subject to an in accordance with the Company's membership agreement and regulatory permissions.

2. **Summary of Significant Accounting Policies**

   **Basis of Accounting**
   The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

   **Cash and Cash Equivalents**
   The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash of $591,633 represents cash deposits held at banks used in the ordinary course of business. Cash equivalents of $17,373,756 represent money market mutual funds investing entirely in United States of America ("US") treasury instruments.

   **Fair Value**
   Financial assets and financial liabilities are recorded at amounts that approximate fair value. The fair value of the assets or liabilities represents the amount that would be received to sell an asset or paid to transfer the liability in an orderly transaction between market participants. The Company's financial assets consist of receivables due from affiliates which are generally settled in 30 days. The liabilities owed by the Company consist of accrued expenses and payables due to broker-dealers and affiliates that have short settlement periods and insignificant nonperformance risk.

   US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term or demand nature and generally negligible credit risk. These instruments include cash, cash equivalents, receivables due from affiliates, dividend receivables, accrued expenses and other liabilities and payables to broker-dealers.

   Cash and cash equivalents are considered level 1 as there are observable quoted prices for identical assets in active markets. All other financial instruments noted above are considered level 2.

   **Income Taxes**
   The Company is included in the consolidated federal and state unitary income tax returns filed by MIUHI for its Group (the "Man US Group"). The Company files a standalone tax return for Colorado.

The Company accounts for its income tax in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income taxes* ("ASC 740"). Income taxes are determined on a separate company basis pursuant to an informal tax sharing agreement between the Company and MIUHI. The Company accounts for income taxes under the asset and liability method. Under this method, deferred taxes are provided for the differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when these differences are expected to reverse. The Company's current approach regarding cash settlement under its tax sharing agreement is for cash settlement to be done based on the Company's share of the Man US Group's tax liability.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized. At December 31, 2020, based upon its evaluation of the Company's current result of operations, the Company determined that it is more likely than not that it will realize its deferred tax assets and no valuation allowance was recorded.

Under ASC 740, uncertainty in income tax positions is accounted for by recognizing in the financial statement the impact of a tax position when it is more likely than not (i.e., greater than 50 percent) that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. Management considers the facts and circumstances available to determine the appropriate tax benefit to recognize, including tax legislation and statutes, legislative intent, regulations, rulings, and case law. Differences could exist between the ultimate outcome of the examination of a tax position and management's estimate. Management has not identified any uncertain tax positions at December 31, 2020.

**Use of Estimates**
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Accrued expenses and other payables and the State taxes payable to affiliate amounts within the Statement of Financial Condition are based on estimates. Actual results could differ from these estimates.

**Contingencies**
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

3.  **Related Party Transactions**

The Parent provides the Company with technology support, legal and compliance, as well as finance and administration services. The Company reimburses the Parent, generally on a monthly basis, for its share of the expenses incurred by the Parent based on the terms listed in the Administrative Services and Expense Funding Agreement.

# Man Investments Inc.
## Notes to the Statement of Financial Condition
## December 31, 2020

The Company may at times carry receivable or payable balances with affiliates. At December 31, 2020, the Company owed affiliates $72,606, which is identified on the Statement of Financial Condition as Due to affiliates. Other receivables due from affiliates of $27,376,743 includes $22,896,798 of cash held by an affiliate relating to the group's central cash management program and the remainder being amounts due for fees earned from subsidiaries of Man Group as noted below.

As described in Note 4, certain employees of the Company participate in deferred compensation incentive plans sponsored by Man Group. To fund the purchase of the shares and fund units which form the basis of such deferred compensation, the Company pays Man Group's Employee Benefit Trust. For the year ended December 31, 2020, the Company had paid $4,214,634 for the cost of awards not yet vested, which is included in Prepaid expenses in the Statement of Financial Condition.

During the year, the Parent made a capital contribution of $2,546,846 in the form of forgiveness of the tax liability owed to the Parent as part of the Man US Group tax sharing arrangement. No additional shares were issued as a result of the capital contribution.

4.    **Deferred Compensation Plans**

Certain employees of the Company participate in stock-based incentive plans sponsored by Man Group as well as fund product-based compensation arrangements. The Company records compensation costs related to these plans based on the fair value of the underlying awards.

**Fund Deferral Plan**
For the Man US Fund Deferral Plan, whereby deferred compensation is invested in fund products managed by affiliates of the Company, the fair value of the award is recognized as an expense over the vesting period, which is generally three years with one third of the award vesting each year. The total amount to be expensed is determined by reference to the fair value of the award, which is remeasured at each reporting date, and equates to the fair value of the underlying fund products at settlement date.

**Deferred Share Plans**
Participants in the Man US Deferred Share Plan are awarded options for shares in Man Group, typically with no exercise price, subject to continuing service throughout the vesting period. There is a vesting period of three years with one third of the award vesting in each year. Key Executive Options expire ten years after grant date. The exercise price for the Key Executive Options was determined at the date of grant.

The Company estimated the fair value of each share award or option on the date of grant. The valuation of the award depends on a number of financial and demographic assumptions, including dividend yield, volatility and the risk-free interest rate. These were all assumed to be constant over the term of each award. The Company estimated the fair value of each fund product award on the date of grant and through the year ended December 31, 2020. The Company used the assumption that pre-vesting forfeitures are at the rate of 3% per annum based on historical rates, however, the accounting charge is adjusted to reflect actual forfeitures. Therefore, the assumption only affects the timing of the accounting expense, not the amount ultimately recorded.

A summary of the activity of awards granted under the Deferred Share Plans as of December 31, 2020 and changes during the year then ended is presented below:

| | Deferred Share Plans | |
|---|---|---|
| | Awards | Weighted-Average Grant Date Fair Value (per award) [1] |
| Nonvested as of January 1, 2020 | 2,137,336 | $ 1.33 |
| Granted | 1,358,027 | 1.24 |
| Exercised | (1,074,943) | 1.31 |
| Transfers in /(out) [2] | (269,322) | 1.35 |
| Forfeited | (37,823) | 1.26 |
| Nonvested as of December 31, 2020 | 2,113,275 | 1.28 |
| | | |
| Total unrecognized compensation expense remaining | $ 2,471,499 | |
| | | |
| Weighted average years expected to be recognized | 1.35 | |

[1] As Man Group shares trade in Pounds Sterling, all fair value information has been translated into U.S. dollars using relevant exchange rates on the date of grant.

[2] Transfers represent awards for employees that moved to other subsidiaries of Man Group during the year as the awards follow the employee to the new employing entity.

| | Key Executive Options | |
|---|---|---|
| | Awards | Weighted-Average Exercise Price [1] |
| Outstanding at January 1, 2020 | 1,284,403 | $ 3.93 |
| Transfers in /(out) [2] | (4,966) | 5.16 |
| Forfeited | (554,719) | 3.83 |
| Outstanding at December 31, 2020 | 724,718 | 4.22 |
| | | |
| Total unrecognized compensation expense remaining | $ - | |
| | | |
| Weighted average expected remaining life (in years) | 0.20 | |

[1] As Man Group shares trade in Pounds Sterling, all exercise price information has been translated into U.S. dollars using relevant exchange rates as of December 31, 2020.

[2] Transfers represent awards for employees that moved to other subsidiaries of Man Group during the year as the awards follow the employee to the new employing entity.

5. **Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the minimum net capital requirements of the SEC. Under The Securities Exchange Act of 1934 ("Exchange Act") Rule 15c3-1, the Company is required to maintain minimum net capital, as defined, and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2020, the Company had net capital of $16,679,069 which was $16,616,479 above the required minimum net capital of $62,590. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.

The Company does not claim an exemption under paragraph (k) of Exchange Act Rule 15c3-3, in reliance on footnote 74 of SEC Release 34-70073 regarding adopting amendments to Exchange Act Rule 17a-5. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts as defined under Exchange Act Rule 15c3-3. The Company met the conditions of footnote 74 throughout the year ended December 31, 2020 without exception.

6.    **Commitments and Contingencies**

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker-dealer. Management accrues for such amounts when deemed probable and estimable in accordance with FASB ASC 450, Contingencies. Management, after consultation with outside counsel, does not believe that any current actions could be material to the financial condition or results of operations of the Company.

7.    **Income Taxes**

The Company has recorded a deferred tax asset in the amount of $4,386,161 at December 31, 2020 primarily due to differences in the book and tax bases of the Company's accrued compensation. Management has evaluated all available evidence and has concluded that it is more likely than not its deferred tax assets will be realized and, therefore, no valuation allowance has been established against the net deferred tax asset as of December 31, 2020.

The table below represents the components of deferred tax asset.

| **Deferred tax asset** | | |
|---|---|---|
| Accrued Compensation | $ | 4,305,066 |
| Other Deferred Tax Assets | | 231,974 |
| Total deferred tax asset | | 4,537,040 |
| Valuation allowance | | - |
| Net deferred tax asset | | 4,537,040 |
| **Deferred tax liabilities** | | |
| Other deferred tax liabilities | | (150,879) |
| **Net deferred tax asset** | $ | 4,386,161 |

8. **Concentration of Credit Risk**

The Company is engaged in various activities in which counterparties primarily include broker-dealers, affiliates, and other financial institutions.  In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk.   The risk of default depends on the creditworthiness of the counterparty.  It is the Company's policy to review, as necessary, the credit standing of each counterparty.  The Company expects the risk of loss to be remote.

The Company maintains its cash in noninterest bearing accounts at one bank, which exceeds Federal insurance limits.  At December 31, 2020, the Company held cash above the Federal Deposit Insurance Corporation ("FDIC") limits in the amount of $341,633.

\* \* \* \* \*